ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025
June 13, 2025

Aaron Brodsky
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File Nos.: 333-269217 and 811-23850
Dear Mr. Brodsky:
This correspondence responds to the comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s Post-Effective Amendment No. 13 to its registration statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 14 under the Investment Company Act of 1940, as amended (the “1940 Act”), on April 9, 2025 (the “Amendment”) for the purpose of adding two new series: Aristotle Pacific EXclusive Fund Series H and Aristotle Pacific EXclusive Fund Series I (each, a “Fund,” and together, the “Funds”). For your convenience, the Staff’s comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
Comment 1:With regard to the use of the term “EXclusive” in the Funds’ names, please clarify whether the term has any meaning within a Fund’s investment strategy, either alone or in connection with “Pacific.”
Response:    The term “EXclusive” in the Funds’ name is a reference to the offering of the Funds exclusively to participants in “wrap fee” programs offered by certain financial institutions that utilize various fixed income investment strategies managed by Aristotle Pacific Capital, LLC (the “Sub-Adviser”), and institutional advisory clients of the Sub-Adviser, and has no meaning within the Funds’ investment strategies or in connection with “Pacific.” The inclusion of “Pacific” in the Funds’ name denotes its connection to the Sub-Adviser.
Comment 2:The first sentence in the discussion of Principal Investment Strategies for Aristotle Pacific EXclusive Fund Series H states the Fund primarily invests in non-investment grade debt instruments or in “instruments with characteristics of non-investment grade debt instruments.” Please add disclosure of what it means to have characteristics of non-investment grade debt instruments in this section.
Response:    The applicable disclosure has been revised to explain that non-investment grade debt instruments are typically issued by companies with lower credit quality and are characterized by higher yields, greater price volatility, lower liquidity, and a higher probability of default.
Comment 3:Disclosure in the discussion of Principal Investment Strategies for each Fund indicates that a Fund may invest a significant percentage of its assets in issuers in a single sector. Please disclose the specific sectors in which each Fund may focus in this section.
Response:    The Funds will not focus on a particular market sector as part of their principal investment strategies or otherwise as an investment policy. Investment of a significant portion of a Fund’s assets in a particular sector, however, may arise as a result of implementation of the Fund’s investment strategy (rather than as part of the investment strategy) from time to time and in response to market or economic conditions. The Trust believes the current disclosure is consistent with the Funds’ investment strategies and respectfully declines to revise its disclosure.
Comment 4:The Private Placement Risk disclosure included in the discussion of Principal Risks for each Fund indicates that each Fund may invest in privately issued securities of domestic common and preferred stock, convertible debt securities, ADRs and REITs. Please add disclose related to those instruments in the discussion of Principal Investment Strategies for each Fund. In addition, please clarify whether the exposure to privately issued securities is intended to include private debt and private equity? To the extent private equities are included this context, please also make that clear in the discussion of Principal Investment Strategies for each Fund.
Response:    The Trust has moved the list of types of privately issued securities from the Private Placement Risk disclosure to the discussion of Principal Investment Strategies. The Funds will not invest in private equity as a principal investment strategy, and has accordingly removed the references to common stock from the list of privately issued securities in which the Funds may invest, and has revised the applicable disclosure to clarify that the Funds may invest in privately issued debt securities.
Comment 5:U.S. Government Securities Risk is included in the discussion of Principal Risks for each Fund. To the extent applicable, please add disclosure related to U.S. government securities in the discussion of Principal Investment Strategies for each Fund.
Response:    The Trust has made the requested revision.
Comment 6:The discussion of Principal Investment Strategies for Aristotle Pacific EXclusive Fund Series I indicates the Fund may invest in a broad range of investment grade debt securities, including corporate bonds, mortgage-related securities, asset-backed securities, debt securities issued by the U.S. government or its related agencies, debt securities issued by states or local governments and their agencies, authorities and other instrumentalities, U.S. dollar-denominated debt securities issued by developed foreign governments and corporations and, floating and variable rate debt instruments; structured notes, including hybrid or “indexed” securities and event-linked bonds; delayed funding loans and revolving credit facilities; bank certificates of deposit; fixed time deposits and bankers' acceptances; repurchase agreements and reverse repurchase agreements. Please add risk disclosure related to each of these investment types in the discussion of Principal Risks of investing in the Fund, or if applicable, confirm these risks are already included in the current disclosures.
Response:    The Trust confirms that the current disclosures in Principal Risks of investing in the Fund relate to the types of investments listed in the Principal Investment Strategies section.
Comment 7:Preferred Stock Risk is included in the discussion of Principal Risks for Aristotle Pacific EXclusive Fund Series I. Please add disclosure related to the Fund’s investments in preferred stock to the discussion of Principal Investment Strategies for the Fund.
Response:    The Trust confirms that Aristotle Pacific EXclusive Fund Series I’s investment in preferred stock will only be in connection with private placement investments and so has deleted Preferred Stock Risk as a separate risk in the Fund’s Principal Risks section.

Statement of Additional Information
Comment 8:In the Investment Restrictions section of the SAI, the Funds’ policy related to investments in commodities is included as a non‑fundamental restriction. Please add a fundamental restriction policy related to investments in commodities per the requirements of Sections 8(b)(1)(F) and 13(a)(3) of the 1940 Act.
Response:    The Trust notes that Section 8(b)(1)(F) of the 1940 Act requires a registered investment company to disclose in its registration statement, among other things, its policy with respect to the purchase or sale of commodities or commodities contracts, and whether it reserves the freedom with respect to that practice. If such freedom is reserved, Section 8(b)(1) requires a fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to purchase or sell commodities. Just as a fund may reserve total, partial, conditional or any other degree of freedom or restriction within any maximum amount specified elsewhere in the 1940 Act for lending, investing in real estate, concentrating investments in a particular industry or group of industries, borrowing money, issuing senior securities, etc., so is a fund permitted by the 1940 Act to reserve any degree of freedom to, investing in commodities, subject only to the Rule 35d-1.
Additionally, we note that the 1940 Act does not preclude an investment company from selling real estate or commodities. Section 8(b)(1)(F) of the 1940 Act states only that a registered investment company must recite its policy with respect to “the purchase and sale of real estate and commodities, or either of them.” Section 13(a)(2) of the 1940 Act, furthermore, states only that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities, “purchase or sell real estate or commodities […], except in each case in accordance with the recitals of policy contained in its registration statement in respect thereof.” The Funds’ policy, as drafted, is intended to provide the recital of policy permitted by the last clause of Section 13(a)(2) which the Trust views as an exception from the requirement to have the shareholder approval identified in the preamble Section 13(a)(2). As such, the Trust has not identified the policy as a fundamental policy.
Comment 9:It appears that the Funds may invest in securities with limited liquidity. Please explain supplementally how the Trust has determined that each Fund’s investment strategy is appropriate for the open-end fund structure. The response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act.
Response:        The Trust understands that Section 22(e) under the 1940 Act requires the Funds to honor redemption requests within seven days after tender of shares for redemption, and therefore that each Fund must maintain sufficient liquidity to meet redemption requests. Aristotle Investment Services, LLC (“AIS” or the “Adviser”), as administrator of the Funds’ Liquidity Risk Management Program (the “Program”) has evaluated the liquidity of the asset classes in which each Fund will invest and believes the Funds’ investment strategies are appropriate for an open-end fund structure.
The Trust has adopted a robust liquidity risk management program and related policies and procedures that provide for assessing the liquidity of the Funds’ investments and which includes procedures for monitoring compliance with the 15% restriction relating to illiquid securities. AIS conducted an initial assessment of each Fund’s liquidity risk in connection with the Program’s implementation with respect to the Funds, as contemplated by Rule 22e-4. The liquidity risk assessment for each Fund included consideration of the liquidity risk factors described in the adopting release for Rule 22e-4, as applicable. In its assessment for each Fund, AIS took into consideration, among other things: the Fund’s investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions; short-term and long-term cash flow projections in the Fund during both normal and reasonably foreseeable stressed conditions; the Fund’s anticipated ability to meet redemption requests; the likelihood of concentrated ownership positions in Fund shares; the liquidity classifications of the Fund’s anticipated holdings, including cash and cash equivalents and illiquid investments; and the Fund’s anticipated use of derivatives (including related counterparty exposure). Since the Funds have not commenced investment operations, they do not currently have any portfolio holdings. The Funds expect, however, to classify their investments in accordance with the Program when the Funds commence investment operations. AIS will conduct ongoing annual reviews of the Fund’s liquidity risk, as well as monthly reviews of certain liquidity-related metrics, as contemplated by Rule 22e-4. In addition, although the Funds’ Adviser and Sub-Adviser expect each Fund to typically meet redemption requests by using holding of cash or cash equivalents and/or proceeds from the sale of portfolio holdings, the Funds also reserve the right to distribute redemption proceeds in-kind (instead of cash), access a line of credit, or borrow through other sources to meet redemption requests.

We believe that this submission fully responds to your comments. If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.
Sincerely,

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Chief Legal Officer

cc:	J.G. Lallande, Esq.
Carl Gee, Esq.
Elizabeth Reza, Esq.